FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  December 1, 2009

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ____________

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.        Press release dated December 1, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: December 1, 2009	By:	/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

MILLICOM INTERNATIONAL CELLULAR S.A

PRESS RELEASE
December 1, 2009

CONVENING NOTICE
FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme

Registered office address:

15, rue Léon Laval
L-3372 Leudelange, Grand-Duchy of Luxembourg
- R.C.S. Luxembourg: B 40.630 –

NOTICE IS HEREBY GIVEN that, at the request of the Board of Directors of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom”) and according to the applicable law, an extraordinary general meeting (“EGM”) of the shareholders of Millicom is convened to be held at Millicom offices at 15, rue Léon Laval, L-3372 Leudelange, Grand Duchy of Luxembourg, on Friday, December 18, 2009 at 10.00 a.m. Central European Time ("CET"), to consider and vote on the following agenda:

AGENDA

1.
As per the proposal of the Company's Board, to decide to distribute a gross dividend to the Company's shareholders of USD 1.24 per share, corresponding to an aggregate dividend of approximately USD 135,000,000 to be paid out of the Company's profits of the year ended 31 December 2008, in the amount of USD 1,382,529,705 which have been carried forward as per the decision of the Annual General Shareholder’s Meeting of May 26, 2009.

QUORUM AND MAJORITY

There is no quorum of presence requirement for the December 18, 2009 EGM. The EGM agenda item is adopted by a simple majority of the votes cast.

DIVIDEND PAYMENT

On a parent company basis, Millicom generated a profit of USD 1,383,410,071 for the year ended 31 December 2008. Of this amount, the shareholders decided to allocate USD 880,366 to the legal reserve in accordance with the requirements of the Luxembourg Law on commercial companies dated 10 August 1915, as amended (the "1915 Law") and the remaining part of the profit of USD 1,382,529,705 was to be carried forward.

At the December 18, 2009 EGM, the shareholders of Millicom will vote on the question of whether to authorise the payment of a per share gross cash dividend of USD 1.24 to shareholders in the manner provided in Article 21 and Article 23 of the Articles.

Interim financial statements of Millicom of September 30, 2009 show that Millicom has funds available for distribution, in accordance with applicable law, including the carried forward profits, of USD 1,610,928,117. The considered USD 1.24 dividend per share represents an aggregate dividend of approximately USD 135,000,000. The considered dividend shall be paid out of the available carried forward profits.

In accordance with Luxembourg income tax law, the payment of dividend to shareholders holding less than 10% of the share capital will be subject to a 15% withholding tax. Millicom will withhold the 15% withholding tax and pay this amount to the Luxembourg tax administration. The dividend will be paid net of withholding tax. A reduced withholding tax rate may be foreseen in a double tax treaty concluded between Luxembourg and the country of residence of the shareholder or an exemption may be available in case the Luxembourg withholding tax exemption regime conditions are fulfilled. These shareholders should contact their advisors regarding the procedure and the deadline for a potential refund of the withholding tax from the Luxembourg tax administration.

Eligible Millicom shareholders will receive their dividends in USD (dollars of the United States of America) whereas holders of Swedish Depository Receipts will be paid exclusively in SEK (Swedish crowns). HQ Bank AB shall arrange for a conversion of the dividend received from Millicom to SEK. Such conversion shall be effected at a market rate of exchange, no earlier than ten and no later than five banking days before the payment date, by entry into a forward contract with a due date on the payment date, or the day when the funds are made available to Euroclear Sweden AB. The applicable rate of exchange shall be the rate of exchange obtained in such forward contract.

The dividend will be paid to shareholders who are registered in the shareholders’ register kept by Millicom, Euroclear Sweden AB (Euroclear) or American Stock Transfer & Trust Company (AST) as of December 28, 2009.

Payment of dividends is planned for around January 5, 2010. Holders of Swedish Depository Receipts will be paid by electronic transfer to their bank accounts whereas a dividend check will be sent to all other eligible shareholders.

OTHER INFORMATION

Participation in the EGM is reserved to shareholders who (i) are registered in the shareholders registry kept by Millicom and/or Euroclear and/or AST as of December 11, 2009, and (ii) give notice of their intention to attend the EGM by mail or return a duly completed power of attorney form so that it is received at Millicom's registered office no later than December 16, 2009 at 16.00 pm CET.  Forms are available on Millicom’s website (www.millicom.com) or upon request at Millicom's registered office at the following address and contact numbers: Millicom International Cellular S.A., 15, rue Léon Laval, L-3372 Leudelange, Luxembourg, attention: Cândida Gillespie, Legal Assistant, telephone: + 352 27 759 702, fax: + 352 27 759 353). The shares of any holder that wishes to attend the EGM will not be transferable between December 11, 2009 and the date of the EGM.

Shareholders holding their shares through a third party such as a broker or bank and wishing to attend the EGM or to be represented at the EGM by power of attorney may have to contact such third party in order to exercise their shareholders' rights at the EGM.

Holders of Swedish Depository Receipts wishing to attend the EGM or to be represented at the EGM by power of attorney have to give notice to, and request a power of attorney form from HQ Bank AB, P.O. Box 16027, SE-103 21 Stockholm, Sweden, telephone: + 46 8 463 85 00, or download it on Millicom’s website (www.millicom.com), and send it duly completed to HQ Bank AB at the address indicated above, so that it is received no later than December 16, 2009 at 16:00 pm CET. Holders of Swedish Depository Receipts having registered their Swedish Depository Receipts in the name of a nominee must temporarily register the Swedish Depository Receipts in their own name in the records maintained by Euroclear in order to exercise their shareholders’ rights at the EGM. Such registration must be completed no later than December 11, 2009 at 17:00 pm CET.

A copy of the Company's up-to-date Articles as well as Millicom’s interim financial statements of September 30, 2009, are available on Millicom’s website (www.millicom.com) or upon request at Millicom's registered office at the following address and contact numbers: Millicom International Cellular S.A., 15, rue Léon Laval, L-3372 Leudelange, Luxembourg, attention: Cândida Gillespie, Legal Assistant, telephone: + 352 27 759 702, fax: + 352 27 759 353.

December, 2009	The Board of Directors

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 266 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Contacts:

Daniel Johannesson Chairman of the Board of Directors Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 327

Peregrine Riviere Head of External Communications	Telephone: +352 691 750 098

Visit our website at: www.millicom.com